Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following is a letter sent to all Washington Group International employees.]
May 28, 2007
Dear Washington Group International Employee:
We are pleased to announce that Washington Group has agreed to join URS Corporation, one of the largest engineering design firms worldwide and a leading U.S. federal government contractor. By combining the operations of Washington Group and URS, we will bring together two world-class organizations to create a new global leader in our industry.
The potential of our combined organization is compelling. Together, Washington Group and URS will be a more diversified, “single-source” engineering, construction and management services organization with more than 54,000 employees, a larger network of offices both in the U.S. and internationally, and an expanded client base. We will have the resources and technical capabilities to meet our clients’ diverse needs throughout the entire project lifecycle—from initial planning through design and construction to operations management.
Our companies offer highly complementary services, bringing different strengths to the combined firm. Joining the operations of Washington Group and URS will significantly enhance Washington Group’s existing infrastructure business. Ranked by ENR Magazine as the largest engineering design firm overall and number two in transportation design, URS is an industry leader in planning and design for highways, bridges, airports and rail/transit projects. Joining with URS also will expand our capabilities in architectural and engineering design and construction management for public schools, colleges, and universities; healthcare facilities; commercial buildings; airport terminals, hangars, and cargo facilities; and courthouses and other government buildings.
Our capabilities in industrial/process will be significantly enhanced by joining together with URS. URS has built an extensive industrial client base through the development of long-term Master Service Agreements with Fortune 500 companies worldwide, which will provide Washington Group with an excellent opportunity to expand the services we provide to these clients. The combination will augment Washington Group’s position as the world’s leading facility-management provider to industrial clients and expand our combined capabilities in environmental management, hazardous waste remediation and process engineering for gas processing, refining, pipeline, petrochemical, and manufacturing industries.
Washington Group’s leading position in the energy industry also will be enhanced by joining together with URS—adding technical expertise and resources in the areas of process engineering and front-end consulting services. This includes added capabilities in environmental impact assessments, air-quality control, and siting and permitting for new power-generating facilities, including nuclear power plants.

Washington Group and URS also have built major and complementary businesses serving U.S. federal government clients in the defense market. URS is a top-tier contractor to the Department of Defense (DoD), primarily through its EG&G Division. URS assists the DoD in the development and testing of new weapons systems, maintains and upgrades military aircraft and equipment, and operates and maintains military installations. URS also provides emergency preparedness and disaster response services to FEMA and the Department of Homeland Security. Approximately one-third of URS’ business is defense-related with clients across all branches of the military. Joining with URS will enhance Washington Group’s access to these clients and provide technical capabilities previously available only through partnering agreements. In addition, the new company will have the scale and resources to benefit from long-term outsourcing trends in the federal sector and to compete for large billion-dollar programmatic “mega-contracts,” which are becoming increasingly common among our federal clients.
These are just a few of the examples of the powerful synergies presented by the combination of our organizations. In addition, Washington Group and URS share similar cultures, business strategies, and the highest standard for operational excellence. Both companies share an uncompromising commitment to health and safety and to the highest ethical standards in all our business dealings. The leadership of both companies is experienced in integrating large organizations, committed to ensuring a smooth transition and dedicated to the success of the combined organization.
As part of a larger, global company serving a more diverse range of customers, you will have access to outstanding career opportunities while continuing to work on some of the largest and most challenging assignments our industry has to offer. Washington Group and URS both enjoy excellent reputations for the caliber of our professional staff and are committed to professional training and development. Together, the combined company will be unparalleled in terms of the talent and expertise of our employees.
It is important to note that today’s announcement represents just the beginning of the integration process. While we expect the transaction to close in the second half of 2007, it is still subject to customary regulatory and stockholder approvals. Until this occurs, Washington Group and URS will remain separate and independent companies. Once the merger transaction has been completed, Washington Group will operate as the Washington Division of URS Corporation and will continue to be headquartered in Boise.

We will be hosting an employee call tomorrow, May 29, at 10:30 a.m. Eastern Time (8:30 a.m. Mountain) to talk more about our expected combination. To access the employee call from within the U.S., please dial (877) 358-8677 and reference conference 2470535 From outside the U.S., please dial (706) 643-0307.
To listen to the webcast, it is highly recommended that you register in advance to ensure that you will be able to connect quickly and successfully at the time of the employee meeting. While you can register up until 15 minutes prior to the meeting’s scheduled start time, registering now will save you time and facilitate quick entry at the start of the meeting.
Click on the link below to register and/or join the webcast. The show number for the Washington Group-URS webcast is 332930.
http://invite.mshow.com/findshow.aspx?usertype=0&cobrand=100&shownumber=332930
The conference call and Webcast will be recorded so employees who cannot participate in the meeting can access the information.
We also have developed an intranet site where information will be posted on a regular basis to keep you abreast of the latest developments in the transition process. The site can be accessed at http://infosourse.urscorp.com. Please enter the user name infosourse and the password urscorp.
This is an exciting time for both companies. We believe our world-class organizations will be even stronger together and provide greater opportunities for our customers, our stockholders, and for you, our employees.
We look forward to updating you on our activities and progress in the weeks ahead.
Sincerely,
Stephen G. Hanks
President and Chief Executive Officer
Washington Group International
Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
Important Information for
Tomorrow’s Employee Meeting
Washington Group President and CEO Stephen Hanks and URS Chairman and CEO Martin Koffel will host an all-employee meeting Tuesday, May 29, at 10:30 a.m. (ET) (8:30 am. Mountain). Due to the volume limitations of the Washington Group phone system, please follow these instructions.
1.	If listening in by phone, please gather in groups to listen to the all-employee teleconference.

2.	If you choose to stay at your desk and participate, you are highly encouraged to listen to the meeting as a webcast over the Internet.
Instructions for accessing the call and webcast are included below.
Additional Information and Where to Find It
URS Corporation intends to file a registration statement on Form S-4, and URS and Washington Group International, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving URS and Washington Group. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.
URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above .
Forward-Looking Statements
Statements contained in this communication that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future financial results, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders and employees and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s ability to win or renew contracts; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of Bear and Elk to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only the Company’s current intent, belief or expectation, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to update any forward-looking statements.